                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

================================================================================
                                (Name of Issuer)

                   Healthcomp Evaluation Services Corporation
================================================================================
                         (Title of Class of Securities)

                         Common Stock, $0.001 par value
================================================================================
                                 (CUSIP Number)

                                     42220R
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                Diligenti Limited
                                  Holden House
                                57 Rathbone Place
                                 London W1P 1AW
                                     England
                             Tel: +44(0)207-769-9100
                             Attn: Chris Spanoudakis
================================================================================
             (Date of Event which Requires Filing of this Statement)

                                November 19, 2000



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

----------------
CUSIP No. 42220R                      13D
----------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          Diligenti, Inc.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)    [ ]

                                                               (b)    [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
          ITEMS 2(D) OR 2(E)

                                                                      [ ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

                                       0
        NUMBER OF         ------------------------------------------------------
          SHARES             8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH           ------------------------------------------------------
        REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                               Page 2 of 9 Pages
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----------------
CUSIP No. 42220R                      13D
----------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          Diligenti Limited
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)    [ ]

                                                               (b)    [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
          ITEMS 2(D) OR 2(E)

                                                                      [ ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

                                       24,900,280 (See Item 5)
        NUMBER OF         ------------------------------------------------------
          SHARES             8         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH           ------------------------------------------------------
        REPORTING            9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                        24,900,280 (See Item 5)
                          ------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,900,280 shares (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 59.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                               Page 3 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this Statement relates is the common shares with a par value of $0.001 per share (the "Common Stock") of Healthcomp Evaluation Services Corporation, a Nevada corporation (the "Company"). The name and address of the principal executive offices of the Company are Healthcomp Evaluation Services Corporation, 2001 Siesta Drive, Suite 302, Sarasota, Florida, 34239.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") jointly filed by each of the following persons with the Securities and Exchange Commission (the "Commission") on November 13, 2000, is being jointly filed by such persons pursuant to Rule 13d-2(a) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Diligenti, Inc., a Delaware corporation, by virtue of its prior beneficial ownership of 24,900,280 shares of Common Stock. Diligenti, Inc. currently owns no shares of the Company.

(ii) Diligenti Limited, a corporation organized under the laws of England and Wales, by virtue of its beneficial ownership of 24,900,280 shares of Common Stock.

         The address of the principal place of business of Diligenti, Inc. is 1 World Trade Center, Suite 7967, New York, New York 10048. The address of the principal place of business of Diligenti Limited is Holden House, 57 Rathbone Place, London W1P 1AW, England. Diligenti, Inc. is a newly formed corporation that was used to acquire the shares of Common Stock of the Company, as described in the Schedule 13D. Diligenti Limited is a holding company whose subsidiaries are worldwide commercial partners engaged in providing solutions and services to the life science and healthcare industry. Diligenti, Inc. and Diligenti Limited are collectively referred to herein as the "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement, dated November 13, 2000, a copy of which was filed as Exhibit B to the Schedule 13D (and is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file the Schedule 13D, and any amendments thereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

         Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Attached as Schedule A to this Statement is information concerning the Reporting Persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         During the last five years, none of the Reporting Persons or any of the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons or any of the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative

                               Page 4 of 9 Pages
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body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, Diligenti Inc., a wholly-owned subsidiary of Diligenti Limited, has, pursuant to a resolution of Diligenti, Inc.'s board of directors dated November 3, 2000, declared a dividend to its sole shareholder of the 24,900,280 shares of Common Stock of the Company acquired by Diligenti, Inc. on November 3, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         As disclosed in the Schedule 13D, pursuant to a Loan and Investment Agreement, dated as of September 15, 2000, and amended and restated on October 3, 2000 (as amended and restated, the "Agreement"), between the Company and Diligenti, Inc., Diligenti, Inc. acquired 24,900,280 shares of Common Stock (the "Subject Shares") of the Company on November 3, 2000. Subsequently, Diligenti, Inc. elected, pursuant to a resolution of Diligenti, Inc.'s board of directors on November 3, 2000, to transfer the Subject Shares to Diligenti Limited, which owns 100% of the capital stock of Diligenti, Inc. On November 19, 2000, the Company, acting pursuant to a resolution of the board of directors, approved (i) the cancellation of the share certificate representing the Subject Shares issued in the name of Diligenti, Inc. and (ii) the issuance of a share certificate representing the Subject Shares in the name of Diligenti Limited. Diligenti Limited was a Reporting Person in connection with the original filing of the
Schedule 13D and this Amendment is being filed as a matter of record.

         On November 15, 2000, Diligenti Limited entered into a Bridge Loan Agreement (the "Bridge Loan Agreement") with the Company pursuant to which Diligenti Limited has agreed to make up to $5,000,000 in the aggregate of convertible secured bridge loans to the Company. An initial tranche of $1,250,000 was loaned to the Company on November 15, 2000 to assist the Company in settling certain past debts as well as to normalize its working capital. In addition, the facility will fund projected future growth as well as allow the Company to complete the integration of its most recent acquisition, the Preventive Services Division of U.S. Healthworks, Inc. Each of the bridge loans (the "Bridge Loans") made pursuant to the Bridge Loan Agreement will bear interest at a rate of 20% per annum payable at maturity. The scheduled maturity date for all the Bridge Loans is May 1, 2001; provided that, subject to the satisfaction of certain conditions, including a vote of the shareholders of the Company to authorize an increase in the share capital of the Company, the principal amount of the bridge loans will convert into a number of shares of Common Stock equal to the quotient of (x) the aggregate principal amount of Bridge Loans outstanding on the date of conversion and (y) $0.2008. Upon receipt of such shares of Common Stock, Diligenti Limited will cancel all of the Company's obligations with respect to the Bridge Loans, including the obligation to pay any accrued and unpaid interest thereon.

         Other than as described in this Statement, none of the Reporting Persons or any of the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                               Page 5 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Diligenti Limited: As disclosed in the Schedule 13D filed on November 13, 2000, Diligenti Limited, by virtue of its ownership of all the issued and outstanding shares of capital stock of Diligenti, Inc., had the shared power to vote or direct the voting of and dispose or direct the disposition of the Subject Shares. Following the transfer of the Subject Shares from Diligenti, Inc. to Diligenti Limited, Diligenti Limited has acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Subject Shares, with the sole power to vote and dispose of the Subject Shares. As of November 19, 2000, the Subject Shares totaled 24,900,280, and constituted approximately 59.0% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of November 19, 2000) but constituted approximately 51% of the capital stock of the Company on a fully diluted basis, taking into account the outstanding warrants and options to acquire shares of Common Stock held by third parties as of that date.

         Diligenti, Inc.: Diligenti, Inc. no longer has any ownership interest in the Subject Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth in this Amendment, and the Schedule 13D to which it relates (and the agreements referenced herein and therein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        The Joint Filing Agreement, dated November 13, 2000, between
                  Diligenti, Inc. and Diligenti Limited, filed with the Commission on November 13, 2000, as an exhibit to the Schedule
                  13D, is incorporated herein by reference.


                               Page 6 of 9 Pages

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                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  December 4, 2000                Diligenti, Inc.


                                       By: /s/ Chris Spanoudakis
                                           -------------------------------------
                                               Chris Spanoudakis
                                               Director



Date:  December 4, 2000                Diligenti Limited


                                       By: /s/ Chris Spanoudakis
                                           -------------------------------------
                                               Chris Spanoudakis
                                               Director

                                   SCHEDULE A

         Chris Spanoudakis and Neil Stafford are directors of Diligenti, Inc. Diligenti, Inc. has no executive officers and is a newly formed corporation that was used to acquire the shares of Common Stock of the Company. Mr. Spanoudakis, Mr. Stafford and James Feeney are directors of Diligenti Limited, which is the sole stockholder of Diligenti, Inc. Diligenti Limited is a holding company whose subsidiaries are worldwide commercial partners engaged in providing solutions and services to the life science and healthcare industry. Mr. Stafford is the Chief Executive Officer of Diligenti Limited and Mr. Spanoudakis is its Group Commercial Director. Mr. Feeney is a non-executive company director. The business address of Mr. Spanoudakis and Mr. Stafford is Diligenti Limited, Holden House, 57 Rathbone Place, London, W1P 1AW, England. The business address of Mr. Feeney is Agenda 21 Limited, 8 Kingsmead Square, Bath BA1 2AD, England. Each director and/or executive officer is a citizen of Great Britain.

                                  EXHIBIT INDEX


EXHIBIT NO.   EXHIBIT NAME

       A Joint Filing Agreement dated November 13, 2000, between Diligenti, Inc. and Diligenti Limited.*



--------
* Incorporated by reference